SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nuevo Energy Company

(Name of Subject Company (Issuer))

Nuevo Energy Company

(Name of Filing Person (Issuer))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

670509108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bruce K. Murchison

Senior Vice President of Administration and General Counsel

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

Telephone: (713) 652-0706

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

George G. Young, III

Haynes and Boone, LLP

1000 Louisiana, Suite 4300

Houston, Texas 77002-5012

Telephone: (713) 547-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Introductory Statement

This Amendment No. 2 amends and restates in its entirety Items 1 through 13 of the tender offer statement on Schedule TO as originally filed with the Securities and Exchange Commission on March 12, 2004, as amended by Amendment No. 1 filed April 12, 2004 (the “Tender Offer Statement on Schedule TO”).

Item 1. Summary Term Sheet

On February 12, 2004, Plains Exploration & Production Company, a Delaware corporation (“Plains”), PXP California Inc., a Delaware corporation and a wholly-owned subsidiary of Plains (“Merger Sub”) and Nuevo Energy Company, a Delaware corporation (“Nuevo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Nuevo will merge into Plains or the Merger Sub (the “Merger”) and the separate existence of Nuevo will cease. Pursuant to the Merger Agreement, Nuevo is making the offer (the “Offer”) to purchase the securities described in this Tender Offer Statement on Schedule TO, with such Offer to close immediately prior to the Merger. The terms and conditions of the Offer and the Merger are set forth in (i) the joint proxy statement/prospectus forming a part of Plains’s Registration Statement on Form S-4 dated April 15, 2004 (the “Prospectus”) attached hereto as Exhibit (a)(1), and (ii) the letter of transmittal for the Offer to Nuevo option holders attached hereto as Exhibit (a)(2).

The information set forth in the Prospectus under “Questions and Answers About the Merger”, “Summary”, “Nuevo Stock Option Tender Offer—Questions and Answers About the Tender Offer” and “Nuevo Stock Option Stock Tender Offer—Terms of the Tender Offer”, is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address.

The name of the issuer is Nuevo Energy Company, a Delaware corporation, and its principal executive office is located at 1021 Main Street, Suite 2100, Houston, Texas 77002. The issuer’s telephone number at such office is (713) 652-0706. The information set forth in the Prospectus under “The Companies—Nuevo” is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to the Offer by Nuevo to cancel and purchase all outstanding options granted under Nuevo’s 1990 Stock Option Plan, 1993 Stock Incentive Plan, 1999 Stock Incentive Plan, as amended, 2001 Stock Incentive Plan, as amended, and the George B. Nilsen Stock Incentive Plan (collectively, the “Plans”), to purchase shares of Nuevo’s common stock. The purchase price for tendered options in the Offer equals the product of (i) the amount by which the average closing price for Nuevo common stock for the ten consecutive trading days ending the second trading day before the closing of the Merger exceeds the exercise price of the such option and (ii) the number of shares of Nuevo common stock for which the option is exercisable.

The information set forth in the Prospectus under “Summary—The Merger—Nuevo Options”, “Nuevo Stock Option Tender Offer—Terms of the Tender Offer, “Nuevo Stock Option Tender Offer —Source and Amount of Funds” and “Terms of the Merger Agreement—Manner and Basis of Converting Securities—Stock Options” is incorporated herein by reference.

(c) Trading Market and Price.

There is no established trading market for the Nuevo options. The information set forth in the Prospectus under “Market Price and Dividend Information—Historical Market Prices of Plains and Nuevo” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Nuevo is the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms.

The information set forth in the Prospectus under “Questions and Answers About the Merger”, the “Summary”, “Nuevo Stock Option Tender Offer—Terms of the Tender Offer”, “Nuevo Stock Option Tender Offer—Acceptance of and Payment for the Nuevo Options”, “Nuevo Stock Option Tender Offer—Withdrawal Rights”, “Nuevo Stock Option Tender Offer—Extension, Amendment, and Termination of Offer”, “Nuevo Stock Option Tender Offer—Source and Amount of Funds”, “Nuevo Stock Option Tender Offer—Status of Nuevo Options Acquired by Nuevo in the Offer”, “The Merger”, and “Material U.S. Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Nuevo Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Company’s Securities.

The information set forth in the Prospectus under “Security Ownership of Principal Stockholders—Nuevo”, “Nuevo Stock Option Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Nuevo Options” and “The Merger” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Status of Nuevo Options Acquired by Nuevo in the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Prospectus under “Summary”, “Nuevo Stock Option Tender Offer—Purpose of the Offer”, “The Merger” and “Terms of the Merger” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Source and Amount of Funds” and “Nuevo Stock Option Tender Offer—Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Conditions” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Nuevo Options” and “Security Ownership of Principal Stockholders—Nuevo” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Nuevo Options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations and Recommendations.

Not applicable.

Item 10. Financial Statements

(a) Financial Statements.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus under “Nuevo Stock Option Tender Offer—Legal Matters and Regulatory Approval”, “The Merger—Conditions to the Completion of the Merger”, “The Merger—Board of Directors and Management of Plains Following the Merger” and “Nuevo Stock Option Tender Offer—Interests of Directors and Executive Officers; Transactions and Agreements Concerning the Nuevo Options” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Materials to be Filed as Exhibits.

(a)(1)	Joint Proxy Statement/Prospectus forming a part of the Plains Exploration and Production Company Registration Statement on Form S-4/A, dated April 15, 2004

(a)(2)	Form of Letter of Transmittal to Nuevo Option Holders

(a)(3)	Form of Letter to Nuevo Option Holders

(a)(4)	Form of Notice of Withdrawal for Nuevo Option Holders

(b)	None.

(d)(1)	1990 Stock Option Plan (Incorporated by reference from Exhibit 10.8 to Nuevo’s Form S-1 (No. 33-48104) dated July 13, 1992)

(d)(2)	1993 Stock Incentive Plan (Incorporated by reference from Exhibit 4.2 to Nuevo’s Form S-8 (No. 333-21063) filed on February 4, 1997)

(d)(3)	1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-87899) filed on September 28, 1999)

(d)(4)	Amendment to 1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70774), filed on October 21, 2001)

(d)(5)	2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70780), filed on October 21, 2001)

(d)(6)	Amendment to the 2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-100924), filed November 1, 2002)

(d)(7)	George B. Nilsen Stock Incentive Plan (Incorporated by reference from Exhibit 10.36 to Nuevo’s Form 10-K for the year ended December 31, 2001)

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2004	NUEVO ENERGY COMPANY

	By:	/s/ MICHAEL S. WILKES

Michael S. Wilkes, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Joint Proxy Statement/Prospectus forming a part of the Plains Exploration and Production Company Registration Statement on Form S-4/A, dated April 15, 2004

(a)(2)	Form of Letter of Transmittal to Nuevo Option Holders

(a)(3)	Form of Letter to Nuevo Option Holders

(a)(4)	Form of Notice of Withdrawal for Nuevo Option Holders

(d)(1)	1990 Stock Option Plan (Incorporated by reference from Exhibit 10.8 to Nuevo’s Form S-1 (No. 33-48104) dated July 13, 1992)

(d)(2)	1993 Stock Incentive Plan (Incorporated by reference from Exhibit 4.2 to Nuevo’s Form S-8 (No. 333-21063) filed on February 4, 1997)

(d)(3)	1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-87899) filed on September 28, 1999)

(d)(4)	Amendment to 1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70774), filed on October 21, 2001)

(d)(5)	2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70780), filed on October 21, 2001)

(d)(6)	Amendment to the 2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-100924), filed on November 1, 2002)

(d)(7)	George B. Nilsen Stock Incentive Plan (Incorporated by reference from Exhibit 10.36 to Nuevo’s Form 10-K for the year ended December 31, 2001)